UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. __)*

ChinaCache International Holdings Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per ordinary share
(Title of Class of Securities)

16950M107
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16950M107

1.	Names of Reporting Persons Intel Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power* 23,666,969

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power* 23,666,969

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,666,969

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person (See Instructions) CO

(*) See Item 4 below.

Item 1.
	(a)	Name of Issuer: ChinaCache International Holdings Ltd.
	(b)	Address of Issuer’s Principal Executive Offices: 6/F, Block A, Galaxy Plaza No. 10 Jiuxianqiao Road Middle Chaoyang District, Beijing 100015 People's of Republic of China

Item 2.
	(a)	Name of Person Filing: Intel Corporation
	(b)	Address of Principal Business Office or, if none, Residence: 2200 Mission College Boulevard Santa Clara, California 95054-1549
	(c)	Citizenship: Delaware
	(d)	Title of Class of Securities: Ordinary Shares, par value $0.0001 per ordinary share
	(e)	CUSIP Number: 16950M107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: [Not applicable]
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.
(a) Amount beneficially owned: 23,666,969
(b) Percent of class: 6.1%(*)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 23,666,969
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 23,666,969
By reason of the provisions of Rule 13d-3 under the Securities Exchange Act, Intel Corporation is deemed to own beneficially the shares of the Issuer that are owned by Intel Capital (Cayman) Corporation, a wholly-owned subsidiary of Intel Corporation, and Intel Capital Corporation, a wholly-owned subsidiary of Intel Corporation.  Intel Capital (Cayman) Corporation owns 20,472,996 ordinary shares (5.3% of class)(*) and Intel Capital Corporation holds 3,193,973 ordinary shares (0.8% of class)(*).

(*) Based on 385,843,484 ordinary shares reported as outstanding as of January 7, 2011 as set forth in the Issuer’s Registration Statement on Form F-1 (SEC File No. 333-171610).

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011	INTEL CORPORATION

	By:	/s/ Cary I. Klafter
	Name:	Cary I. Klafter
	Title:	Corporate Secretary

INTEL CORPORATION

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Cary Klafter, Fernando Delmendo, Irving Gomez, Marty M. Linne, Kate Merrill, Suzan A. Miller, Robert P. Pacileo, Teresa L. Remillard, Tiffany Doon Silva, Doug Stewart, Ruby A. Zefo, Tamiko Hutchinson, Gary Kershaw, Diane R. Labrador, Douglas M. Lusk, James W. McCall, Stuart Odell, and Robert Yenko, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of December, 2009.

INTEL CORPORATION

By:           /s/ Stacy J. Smith____________________
Stacy J. Smith
Chief Financial Officer